EXHIBIT 12.1

MASTERCARD INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	Nine Months Ended September 30, 2010	Year Ended December 31,
		2009	2008	2007	2006	2005
Pre-tax income (loss) before adjustment for non-controlling interests	$2,175	$2,218	$(383)	$1,671	$294	$407
Loss attributable to non-controlling interests	—	3	2	1	(1)	—
Add: Fixed charges	46	120	109	62	65	74

Earnings	$2,221	$2,341	$(272)	$1,734	$358	$481

Fixed charges:
Interest expense	$43	$115	$104	$57	$61	$70
Portion of rental expense under operating leases deemed to be the equivalent of interest [1]	3	5	5	5	4	4

Total fixed charges	$46	$120	$109	$62	$65	$74

Ratio of earnings to fixed charges	48.3	19.5	— [2]	28.0	5.5	6.5

[1]	Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.
[2]	The ratio coverage was less than 1:1. MasterCard would have needed to generate additional earnings of $381 to achieve a coverage of 1:1 in 2008.